Exhibit 99.3

Corporate Structure

Shaw Communications Inc. (“Shaw” or the “Company”) is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, Video and digital Phone. Business provides business customers with Internet, data, WiFi, digital Phone, and Video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw

Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. Shaw was reorganized pursuant to a plan of arrangement under the Business Corporations Act (Alberta) effective September 1, 1999, and amended its articles on January 28, 2004 to limit the number of Class A Voting Participating Shares that may be issued and on May 26, 2011 to create the Series A Shares and Series B Shares (each as hereinafter defined). See “Capital Structure, Dividends and Related Matters – Description of Capital Structure”.

The head and registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

The following table lists certain subsidiaries and entities owned or controlled by Shaw, their jurisdictions of incorporation or organization and the nature of their operations. All of such entities are wholly-owned, directly or indirectly, by Shaw.

Entity	Jurisdiction	Nature of Operations

Shaw Cablesystems Limited	Alberta	Television Distribution Services

Shaw Cablesystems G.P.	Alberta	Television Distribution and Internet Services

Shaw Cablesystems (VCI) Ltd.	Alberta	Television Distribution Services

Shaw Envision Inc.	Alberta	Telecommunications Services

Shaw Telecom Inc.	Alberta	Telecommunications Services

Shaw Telecom G.P.	Alberta	Telecommunications Services

Shaw Satellite Services Inc.	Federal	Satellite Services

Star Choice Television Network Incorporated	Federal	Satellite Services

Shaw Satellite G.P.	Alberta	Satellite Services

Freedom Mobile Inc.	Alberta	Wireless Services

Unless the context otherwise indicates, a reference to “Shaw” or the “Company” in this Annual Information Form means Shaw Communications Inc. and its subsidiaries and other entities owned or controlled, directly or indirectly, by Shaw Communications Inc.

2019 Annual Information Form Shaw Communications Inc.	1

General Developments and Description of the Business

Shaw’s three-year history is set out below:

Fiscal 2019 Developments

Corporate

•

The Company’s voluntary departure program, or VDP, continued in fiscal 2019, resulting in approximately 1,000 employees exiting the Company in fiscal 2019 bringing the total to approximately 2,300 employees since the program commenced in March 2018. As of November 15, 2019, approximately 2,700 employees had departed the Company pursuant to the VDP, which is approximately 84% complete.

•

As the VDP approaches completion, the total restructuring charge is how expected to total approximately $437 million as approximately 90 employees either rescinded their acceptance of the VDP package with the approval of the Company or declined their package in order to expedite their departure date resulting in a $10 million recovery in fiscal 2019.

•

The anticipated annualized savings related to the VDP to be fully realized in fiscal 2020 are expected to be approximately $200 million (approximately $125 million attributable to operating expenses and approximately $75 million attributable to capital expenditures) which is materially in line with the original estimate of $215 million. In fiscal 2019, VDP related cost savings totaled $135 million, of which $98 million were attributed to operating expenses and $37 million were attributed to capital expenditures. (For further detail see “Total Business Transformation” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2019 (the “2019 Annual MD&A”)).

•

On May 31, 2019, the Company completed its secondary offering of 80,630,383 Class B non-voting participating shares (“Corus Class B Shares”) of Corus Entertainment Inc. (“Corus”) at a price of $6.80 per share, representing approximately 39% of the outstanding Corus Class B Shares for net proceeds to the Company of approximately $526 million. Shaw no longer holds any equity interest in Corus.

Financing Activities

•

On November 2, 2018, the Company closed its offering of $1 billion of senior notes, comprised of $500 million principal amount of 3.80% senior notes due 2023 and $500 million principal amount of 4.40% senior notes due 2028.

•

On November 21, 2018, the Company amended its $1.5 billion credit facility to extend the maturity date by two years, to December 22, 2023. The credit facility can be used for working capital and general corporate purposes.

•

Effective May 29, 2019, the Company amended the terms of its accounts receivable securitization program with a Canadian financial institution to extend the term to May 29, 2022 and increase sales committed up to a maximum of $200 million. On November 1, 2019, the Company drew an additional $80 million bring the total amount drawn under the program to $120 million.

•	On October 1, 2019, the Company repaid $1.25 billion 5.65% senior notes.
•

On October 25, 2019, in accordance with the terms of its Dividend Reinvestment Plan (the “DRIP”), the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing class B non-voting participating shares (“Class B Non-Voting Shares”) on the open market. In addition, the Company will reduce the DRIP discount from 2% to 0% for the Class B Non-Voting Shares delivered under the DRIP. These changes to the DRIP will apply to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

•

On October 29, 2019, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a normal course issuer bid (“NCIB”) program. The program commenced on November 1, 2019 and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Non-Voting Shares, representing 5% of all of the issued and outstanding Class B Non-Voting Shares. As of November 15, 2019, the Company has purchased 483,428 Class B Non-Voting Shares for cancellation for a total cost of approximately $13 million under the NCIB.

•

On November 21, 2019, the Company extended the term of its five-year $1.5 billion bank credit facility from December 2023 to December 2024. This credit facility is used for working capital and general corporate purposes.

2	Shaw Communications Inc. 2019 Annual Information Form

General Developments and Description of the Business

Wireless – Freedom Mobile

•

In fiscal 2019, Freedom Mobile added over 266,000 subscribers which was complemented, on an annual basis, by ABPU improvement of 6.3% (to $41.67) and service revenue growth of approximately 23% (to $694 million) compared to fiscal 2018. The performance reflects the increased number of customers subscribing to higher value service plans and purchasing devices from Freedom Mobile.

•

During 2019, Freedom Mobile continued to roll out its Extended Range LTE in Calgary, Edmonton, Vancouver and the greater Toronto area (“GTA”), which leverages our 700 MHz spectrum, to provides customers with improved in-building service as well as extending service at the edge of the coverage service area. The Company continues to focus in improving its customer experience through the deployment of the 700 MHz spectrum which is expected to continue throughout fiscal 2020, resulting in a 22-basis point reduction year-over-year in postpaid churn to 1.32%.

•

On February 28, 2019, the CRTC issued the Notice of Consultation (the “Notice”) for its anticipated review of the regulatory framework for mobile wireless services in Canada. The Notice conveys the CRTC’s preliminary view that it would be appropriate to mandate wholesale mobile virtual network operators (“MVNOs”) access to the networks of the national incumbents. The CRTC’s determinations on these and other questions in the Notice could affect Shaw’s ability to compete in the mobile wireless market. (for further details see “Government Regulation and Regulatory Developments – CRTC Wireless Review” in the Company’s 2019 Annual MD&A).

•

In the third quarter of fiscal 2019, Freedom Mobile introduced new prepaid service plans that better aligned with current market offers resulting in a significant year-over-year improvement in prepaid market performance. Freedom Mobile also finalized an agreement with a third national retail partner, Mobilinq, to launch prepaid services in approximately 50 of its stores. At the end of fiscal 2019, Freedom had over 650 points of retail distribution.

•

On April 10, 2019, Freedom Mobile successfully acquired 11 paired blocks of 20-year 600 MHz spectrum, across its wireless operating footprint, for a total purchase price of $492 million, or $0.78 per MHz-Pop. The spectrum acquisition rights secured through the 600 MHz auction include 30 MHz across each of British Columbia, Alberta, and Southern Ontario as well as 20 MHz in eastern Ontario. These licences were issued for a 20-year term, expiring in 2039.

•	In fiscal 2019, Freedom Mobile expanded its network through the launch of 19 new communities in Alberta, British Columbia, and Ontario.

Wireline – Consumer & Business

•

In fiscal 2019, the Company completed the activation of the next generation of cable access technology known as Data over Cable Interface Specification version 3.1 (“DOCSIS 3.1”). Powered by our latest generation of DOCSIS 3.1 enabled Cable modem, the XB6, the upgrade allowed us to launch our Internet 600 consumer speed tier and our 1 Gbps business speed tier across virtually all of our Western Canadian cable footprint.

•	In November 2018, the Company doubled internet speeds of its top residential tiers, Internet 150 and Internet 300 to Internet 300 to Internet 600, respectively.
•

In April 2019 the Company unveiled Shaw BlueCurve, a technology that provides customers greater control over their home Wi-Fi experience through the BlueCurve Home App and Pods. Shaw Blue Curve is a simple and powerful new technology that gives customers more coverage and greater control over their home Wi-Fi experience while at the same time helping redefine their relationship with in-home connected devices. The Shaw Blue Curve Home App is the latest innovative product that the Company has introduced to the market, through its partnership with Comcast Corporation, and it is available with Shaw’s BlueCurve modem – the hub of our customers’ in-home content and connectivity experience. Shaw BlueCurve Pods expand in-home coverage by creating a mesh Wi-Fi network which blankets customers’ home with wireless coverage and reduces the challenges of Wi-Fi deadspots.

•

Building on the BlueCurve gateway modem, the Company launched internet protocol television, or IPTV in Calgary in May and continues to expand this service, which is available across 70% of its Western Canadian cable footprint. The Company expects to complete the roll-out over the next several months.

•	In January, 2019, Shaw Business launched 100 Mbps symmetrical private data connections to over 300,000 business locations in Western Canada with the next generation Ethernet over DOCSIS technology.
•	In March 2019, Shaw Business:
•

launched its fastest Internet tier in select areas – with download speeds of up to 1 Gbps paired with upload speeds of up to 125 Mbps allowing businesses of all sizes to get the bandwidth they need and ensure their employees and guests can get the most out of their connectivity experience; and

2019 Annual Information Form Shaw Communications Inc.	3

General Developments and Description of the Business

•	doubled the speeds of eligible Shaw Business Internet and Smart WiFi 150 and 300 customers to Shaw Business Internet and Smart WiFi 300 and 600, respectively.
•

On August 1, 2019, the Company completed the sale of the assets of the Shaw Calgary1 data center, including all of the contractual relationships residing in the facility and the existing operational and sales teams, to a third party.

•

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set the Company’s final wholesale high speed service (“HSA”) rates. The final rates were significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. On September 13, 2019, the Company, jointly with Cogeco, Eastlink, Rogers, and Videotron (the “Cable Carriers”) filed a motion for leave to appeal the Order with the Federal Court of Appeal, as well as a motion to stay the Order, pending the final judgment on the appeal (if leave is granted). On November 22, 2019, the motion for leave to appeal the Order, as well as the motion to stay the Order pending final judgment on the appeal, were granted. As well, on November 13, 2019, the Cable Carriers filed a Petition requesting that the Cabinet order the CRTC to reconsider the Order. A decision on whether to vary, rescind or refer the Order back to the Commission must be made within one year from the date of the Order. (for further details see “Government Regulation and Regulatory Developments – CRTC Wireless Review” in the Company’s “2019 Annual MD&A”)

Fiscal 2018 Developments

Corporate

•

In the first quarter of fiscal 2018, Shaw changed the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as a leading Canadian connectivity company. Shaw’s previously existing Consumer and Business divisions were combined to form a new Wireline division with no changes to the existing Wireless division.

•

In the second quarter of fiscal 2018, the Company introduced Total Business Transformation (“TBT”), a multi-year initiative designed to reinvent Shaw’s operating model to better meet the evolving needs and expectations of consumers and businesses by optimizing the use of resources, maintaining and ultimately improving customer service, and by reducing staff. Three key elements of the transformation are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services the networks.

•

As a first step in the TBT, a voluntary departure program, or VDP, was offered to eligible employees resulting in approximately 1,300 employees departing the Company in fiscal 2018. (For further detail see “Total Business Transformation” in the 2019 Annual MD&A)

•

In fiscal 2018, the Company incurred a total restructuring charge of $446 million related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. VDP related cost reductions in fiscal 2018 totaled $47 million, of which $39 million were attributed to operating expenses and $8 million attributed to capital expenditures.

•	In the third quarter of fiscal 2018, the Company incurred an impairment charge of $284M related to its investment in Corus.

Financing Activities

•

On June 19, 2018, the Company established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program up to a maximum of $100 million.

Wireless – Freedom Mobile

•

In fiscal 2018, Freedom Mobile added over 255,000 subscribers which was complemented, on an annual basis, by ABPU improvement of 6.1% (to $39.26) over fiscal 2017, reflecting the appeal of its differentiated value proposition.

•	In October 2017, Freedom Mobile launched the Big Gig data plans, targeting a data-centric customer with 10 GB of data for only $50 per month – unlike any other plan offered in Canada at that time.
•	In November 2017 Freedom Mobile began pre-selling iPhone X, iPhone 8 and 8 Plus at all Freedom Mobile retail locations across Canada.

4	Shaw Communications Inc. 2019 Annual Information Form

General Developments and Description of the Business

•

In the second quarter of fiscal 2018, the Company completed the re-farm of 10 MHz of AWS-1 spectrum across Freedom Mobile’s footprint, significantly expanding Freedom Mobile’s addressable market as the AWS-1 spectrum supports nearly all LTE devices currently in use in Canada.

•	In May 2018, the Company completed its first successful 5G trials in Calgary by leveraging 28GHz mm Wave and 3.5GHz spectrum in collaboration with Nokia, CableLabs and Rohde & Schwarz.
•

In fiscal 2018, the Company successfully upgraded and deployed 2500 MHz spectrum in high traffic sites in the GTA, Calgary, Edmonton and Vancouver and commenced the deployment of the 700 MHz spectrum later in the year. This step, the deployment of the 2500 MHz spectrum, along with completion of the re-farming of 10 MHz of the Company’s existing AWS-1 spectrum to LTE in the second quarter of fiscal 2018 resulted in a large majority of the Company’s existing customers migrating from 3G to LTE service using their existing devices.

•

In the fourth quarter of fiscal 2018, the Company launched Voice Over LTE, or VoLTE nationwide across all three of its LTE spectrum bands – AWS-1, AWS-3 and 2500 MHz – offering customers with compatible devices a significant improvement in voice quality and a reduction in call set-up time.

•

During 2018, Freedom Mobile continued to expand its retail network by entering into distribution agreements with Loblaws and Walmart. Freedom Mobile products and services are currently being distributed in approximately 100 Loblaws’ “The Mobile Shop” locations and approximately 140 Walmart locations throughout Ontario, Alberta and British Columbia.

Wireline – Consumer & Business

•	On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs LLC for proceeds of approximately US$20 million.
•

In December 2017, Shaw Business launched SmartSurveillance, an enterprise-grade managed video surveillance solution designed to help owners monitor and protect their businesses while providing valuable analytical insights.

•

In the third quarter of fiscal 2018, the Company deployed the latest DOCSIS 3.1 advanced XB6 Wi-Fi modem, powered by Comcast Corporation (“Comcast”), which enabled faster internet speeds, supported more devices and ensured a stronger in-home internet connection. DOCSIS 3.1 represents the latest development in a set of technologies that increase the capability of a hybrid fibre-coax network to transmit data both to and from customer premises.

•

During fiscal 2018, the Company continued to improve its BlueSky platform, powered by Comcast’s next generation X1 platform, which features a voice controlled remote and advanced search, by integrating both Netflix and YouTube seamlessly with live TV, video-on-demand and recorded content.

•	In July 2018, the Company launched Internet 300 with download speeds of up to 300 Mbps:
•	The Consumer division launched Internet 300 with unlimited data available across virtually all of Shaw’s Western Canadian footprint.
•	Shaw Business launched:
•

Internet 300 with unlimited data, which made it easier for Shaw Business customers to share files through cloud storage services, video conference with colleagues, and operate point of sale systems more efficiently; and

•

SmartWiFi 300, an enterprise-grade Wi-Fi solution, that provides simultaneous device connections, instant analytics, 3 separate networks, and bandwidth allocation (to monitor and limit usage for heavy data users).

Fiscal 2017 Developments

Corporate

•	On August 1, 2017, the Company sold 100% of its wholly-owned subsidiary ViaWest, Inc. and its subsidiaries (collectively, “ViaWest”) for approximately US$1.675 billion in cash.
•

The Company enhanced its wireless network capabilities through the acquisition of wireless spectrum licences from Quebecor on July 24, 2017 for $430 million. The acquired spectrum licences comprise 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta and southern Ontario, as well as the 20 MHz licences of the 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary and Toronto.

Financing Activities

•

On December 15, 2016, the Company extended the term of its five-year $1.5 billion bank credit facility from December 2019 to December 2021. This credit facility is used for working capital and general corporate purposes.

2019 Annual Information Form Shaw Communications Inc.	5

General Developments and Description of the Business

•	The Company conducted a number of capital market activities, including:
•

the extension of its dividend reinvestment plan in respect of its Class A Participating Shares and Class B Non-Voting Participating Shares to eligible shareholders who are residents of the United States;

•	the issuance of 3.80% $300 million senior unsecured notes due March 1, 2027;
•	the repayment of $400 million senior unsecured notes due March 2, 2017; and
•	the repayment of US$846 million in borrowings under the Company’s and ViaWest’s credit facilities related to the sale of ViaWest.
•	The Company participated in Corus’ dividend reinvestment program for its initial investment in Corus Class B non-voting participating shares until September 1, 2017.

Wireless – Freedom Mobile

•	The Company continued to improve its network performance with the rollout of Freedom Mobile’s LTE network to all our existing markets, on schedule and on budget, as of the end of fiscal 2017.
•	Freedom Mobile’s handset lineup continued to expand in fiscal 2017, with Apple, LG, Samsung, Sony and ZTE all being compatible with its AWS-3 LTE network.

Wireline – Consumer & Business

•

In fiscal 2017, the Company began to deploy our newest generation of cable modem termination system equipment referred to as the Converged Cable Access Platform (“CCAP”) into our serving hubs. CCAP significantly enhances the capabilities of our cable network and enables Shaw to leverage the next generation of cable access technology known as DOCSIS 3.1.

•	shomi, the over-the-top streaming platform that launched as a joint venture of Shaw and Rogers in fiscal 2015 was wound down with its operations and service ending on November 30, 2016.
•

The Company launched the market leading. BlueSky TV which is based on Comcast’s X1 video platform. BlueSky TV was launched in phases, with the initial launch in Calgary followed by the Vancouver launch in February and the national launch in April 2017.

•

The Company continued to expand its Shaw Go WiFi build-out. As at August 31, 2017, the Company had approximately 100,000 Shaw Go WiFi access points installed and operating throughout the network and over 3.3 million devices using Shaw Go WiFi. Moreover, the Company has leveraged its Wi-Fi access points to improve network coverage for Freedom Mobile customers which represents an important step in our converged network strategy.

To comply with the other requirements of Item 4.1 (General Development of the Business) and Items 4.2 (Significant Acquisitions), 5.1 (Description of the Business) and 5.2 (Risk Factors) of Form 51-102F2 of NI-51-102, the sections titled “About Our Business” and “Known Events, Trends, Risks and Uncertainties” in the 2019 Annual MD&A are incorporated by reference herein. The 2019 Annual MD&A is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

6	Shaw Communications Inc. 2019 Annual Information Form

Capital Structure, Dividends and Related Matters

1.	Description of Capital Structure

(a)	General

The authorized share capital of the Company consists of a limited number of Class A Participating Shares (the “Class A Shares”), which are voting, as described below; an unlimited number of Class B Non-Voting Shares; an unlimited number of Class 1 Preferred Shares (the “Class 1 Preferred Shares”) issuable in series; and an unlimited number of Class 2 Preferred Shares (the “Class 2 Preferred Shares”) issuable in series, of which 12,000,000 were designated Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and 12,000,000 were designated Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”). As at August 31, 2019, there were 22,372,064 Class A Shares, 494,389,771 Class B Non-Voting Shares, 10,012,393 Series A Shares, and 1,987,607 Series B Shares issued and outstanding.

(b)	Class A Shares and Class B Non-Voting Shares

(i)	Authorized Number of Class A Shares

The authorized number of Class A Shares is limited to the lesser of that number of such shares (i) that are currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares (subject to certain conversion rights as described below under the heading “Conversion Privileges”).

(ii)	Voting Rights

The holders of Class A Shares are entitled to one vote per share at all meetings of shareholders. The holders of Class B Non-Voting Shares are entitled to receive notice of, to attend and to speak at all meetings of shareholders but are not entitled to vote thereat except as required by law and except upon any resolution to authorize the liquidation, dissolution and winding-up of Shaw or the distribution of assets among the shareholders of Shaw for the purpose of winding up its affairs, in which event each holder of Class B Non-Voting Shares will be entitled to one vote per share.

(iii)	Dividends

In general, subject to the rights of any preferred shares outstanding from time-to-time (such as the Series A Shares and Series B Shares), holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors of Shaw determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, except that, for each Dividend Period (as defined below), the aggregate of the dividends (other than stock dividends) declared and paid on each Class A Share shall be $0.0025 per share per annum less than the aggregate of the dividends declared and paid on each Class B Non-Voting Share, subject to proportionate adjustment in the event of any future consolidations or subdivisions of Class A Shares and Class B Non-Voting Shares and in the event of any issue of Class B Non-Voting Shares by way of stock dividends. A “Dividend Period” is defined as the fiscal year of Shaw or such other period, not to exceed one year, in respect of which the directors of Shaw have announced a current policy to declare and pay, or set aside for payment, regular dividends on the Class A Shares and Class B Non-Voting Shares.

(iv)	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Shaw or other distribution of assets of Shaw for the purpose of winding up its affairs, all property and assets of Shaw available for distribution to the holders of Class A Shares and Class B Non-Voting Shares will be paid or distributed equally, share-for-share, to the holders of Class A Shares and Class B Non-Voting Shares without preference or distinction.

(v)	Conversion Privileges

Any holder of Class A Shares may, at any time or from time-to-time, convert any or all Class A Shares held by such holder into Class B Non-Voting Shares on the basis of one Class B Non-Voting Share for each Class A Share so converted.

Subject to certain exceptions described below, if an Exclusionary Offer is made, any holder of Class B Non-Voting Shares may, at any time or from time-to-time during a Conversion Period, convert any or all of the Class B Non-Voting Shares held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted. For the purpose of this paragraph, the following terms have the following meanings:

“Class A Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder;

2019 Annual Information Form Shaw Communications Inc.	7

Capital Structure, Dividends and Related Matters

“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

“Exclusionary Offer” means an offer to purchase Class A Shares that:

(A)

must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

(B)

is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Class A Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for this sub-clause (B), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non-Voting Shares;

“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;

“Offer Date” means the date on which an Exclusionary Offer is made; and

“Transfer Agent” means the transfer agent for the time being of the Class A Shares.

Subject to the exception below, the conversion right of a holder of Class B Non-Voting Shares shall not come into effect if:

(A)	prior to the time at which the offer is made there is delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

(i)

tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv)

transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(B)

as of the end of the seventh day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i)	the number of Class A Shares owned by the shareholder;

(ii)	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

8	Shaw Communications Inc. 2019 Annual Information Form

Capital Structure, Dividends and Related Matters

(iii)

that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(iv)

that such shareholder shall not transfer any Class A Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(C)

as of the end of the seventh day after the Offer Date, a combination of certificates that comply with (A) and (B) from shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, has been delivered to the Transfer Agent and to the Secretary of Shaw.

If a notice referred to in sub-clause (A)(i), (A)(iv), (B)(iii) or (B)(iv) is given and the conversion right has not come into effect, the Transfer Agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class A Shares in respect of which there are subsisting certificates that comply with either clause (A) or (B). For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as subsisting insofar as the Class A Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in sub-clause (A)(iv) or (B)(iv) shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any notice referred to in sub-clause (A)(iv) or (B)(iv) shall be deemed to be a person or company from whom the Transfer Agent does not have a subsisting certificate unless the Transfer Agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the Transfer Agent has a subsisting certificate. If the number of Class A Shares so determined does not exceed 50% of the number of then outstanding Class A Shares, exclusive of shares owned immediately prior to the offer by the Offeror, clauses (A) and (B) shall cease to apply and the conversion right shall be in effect for the remainder of the Conversion Period.

(vi)	Modification

Neither the Class A Shares nor the Class B Non-Voting Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class is also subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

(vii)	Offer to Purchase

Shaw may not make an offer to purchase any outstanding Class A Shares unless at the same time it makes an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class B Non-Voting Shares.

(viii)	Redemption

Neither the Class A Shares nor the Class B Non-Voting Shares are redeemable at the option of either Shaw or the holder thereof.

(c)	Preferred Shares

(i)	Class 1 Preferred Shares

The Class 1 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time-to-time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

The shares of each successive series of Class 1 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares as to dividends of not less than 1/100th of a cent per share, and shall not confer upon the shares of one series a priority over the shares

2019 Annual Information Form Shaw Communications Inc.	9

Capital Structure, Dividends and Related Matters

of any other series of the Class 1 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

(ii)	Class 2 Preferred Shares

The Class 2 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time-to-time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 2 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

The shares of each successive series of Class 2 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares (but shall rank junior to the Class 1 Preferred Shares) as to dividends and shall not confer upon the shares of one series a priority over the shares of any other series of Class 2 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

(iii)	Series A Shares and Series B Shares

The Series A Shares and the Series B Shares are each a series of Class 2 Preferred Shares. On May 31, 2011, the Company issued 12,000,000 Series A Shares. On June 30, 2016, 1,987,607 of the Series A Shares were converted into an equal number of Series B Shares in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company has 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares are listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B.

Holders of the Series A Shares are entitled to receive fixed cumulative preferential cash dividends that will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.00%, as and when declared by the Board of Directors of the Company, payable quarterly on the last day of each March, June, September and December (or if such date is not a business day, the next succeeding business day).

The annual fixed dividend rate for the Series A Preferred Shares were set as follows:

Period	Annual Dividend Rate

June 30, 2011 to June 29, 2016	4.500%

June 30, 2016 to June 29, 2021	3.509%

The annual fixed dividend rate will be reset every five years.

Holders of the Series B Shares are entitled to receive quarterly floating rate cumulative preferred cash dividends, as and when declared by the Board of Directors of the Company, payable on the last day of each March, June, September and December (each three month period ending on such a day, a “Quarterly Floating Rate Period”) in the amount per Series B Share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. The “Floating Quarterly Dividend Rate” for a Quarterly Floating Rate Period equals the sum of 2.00% and the average yield expressed as an annual rate on three-month Government of Canada treasury bills for the most recent treasury bills auction that precedes by at least 30 days the first day of such Quarterly Floating Rate Period.

10	Shaw Communications Inc. 2019 Annual Information Form

Capital Structure, Dividends and Related Matters

The Floating Quarterly Dividend Rate for the Series B Preferred Shares were set as follows:

Period	Annual Dividend Rate

June 30, 2016 to September 29, 2016	2.539%

September 30, 2016 to December 30, 2016	2.512%

December 31, 2016 to March 30, 2017	2.509%

March 31, 2017 to June 29, 2017	2.480%

June 30, 2017 to September 29, 2017	2.529%

September 30, 2017 to December 30, 2017	2.742%

December 31, 2017 to March 30, 2018	2.872%

March 31, 2018 to June 29, 2018	3.171%

June 30, 2018 to September 29, 2018	3.300%

September 30, 2018 to December 30, 2018	3.509%

December 31, 2018 to March 30, 2019	3.713%

March 31, 2019 to June 29, 2019	3.682%

June 30, 2019 to September 29, 2019	3.687%

September 30, 2019 to December 30, 2019	3.638%

The floating quarterly dividend rate will be reset quarterly.

On June 30, 2021 and on June 30 of every fifth year thereafter (each such date a “Conversion Date”), the Company may, at its option, redeem the Series A Shares in whole or in part by the payment of $25.00 in cash per Series A Share together with all declared and unpaid dividends to but excluding the date fixed for redemption. The Series A Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Series A Shares. Holders of Series A Shares have the right, at their option, to convert all or any of their Series A Shares into Series B Shares, on the basis of one Series B Share for each Series A Share, subject to certain conditions, on a Conversion Date.

On a Conversion Date, the Company may, at its option, redeem the Series B Shares in whole or in part by the payment of $25.00 in cash per Series B Share together with all declared and unpaid dividends to, but excluding, the date fixed for redemption. On any date that is not a Conversion Date, the Company may, at its option, redeem all or any part of the outstanding Series B Shares by the payment of an amount in cash of $25.50 per Series B Share together with all declared and unpaid dividends to but excluding the redemption date. The Series B Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Series B Shares. Holders of Series B Shares will have the right, at their option, on a Conversion Date, to convert, subject to certain conditions, all or any of their Series B Shares, into Series A Shares, on the basis of one Series A Share for each Series B Share.

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior satisfaction of the claims of all creditors of the Company and of holders of shares of the Company ranking prior to the Series A Shares and the Series B Shares, the holders of Series A Shares and Series B Shares will be entitled to payment of $25.00 per share, and all accrued and unpaid dividends up to, but excluding, the date fixed for payment or distribution, before any amount may be paid or any assets of the Company are distributed to the registered holders of any shares ranking junior to the Series A Shares and the Series B Shares. After payment of such amounts, the holders of Series A Shares and Series B Shares will not be entitled to share in any further distribution of the assets of the Company.

Subject to applicable law, holders of the Series A Shares and Series B Shares will not be entitled to receive notice of, attend, speak or vote at any meeting of shareholders of the Company. In the event that, at any time, the Company has failed to pay eight quarterly dividends on the Series A Shares or the Series B Shares, which, at such time, have not been paid in full, whether or not such dividends are consecutive and whether or not such dividends have been declared, the Company shall take all necessary steps to nominate for election to the Board of Directors one independent candidate proposed by the holders of the Series A Shares, the Series B Shares and the holders of any other preferred shares in the capital of the Company in whose favour any right to nominate upon failure of the Company to pay dividends is then in force, all of such holders to be considered one class for the purpose of proposing such candidate. Such candidate shall be nominated for election at the next

2019 Annual Information Form Shaw Communications Inc.	11

Capital Structure, Dividends and Related Matters

scheduled annual shareholders’ meeting following the Company’s failure to pay such dividends, such election to be pursuant to the vote of all shareholders eligible to vote in respect thereof in accordance with the articles and by-laws of the Company. Until all such dividends are paid in full, such a nominee shall be nominated for election at each annual shareholders’ meeting. When such dividends are paid in full, this right shall be extinguished and the nominee shall immediately resign. This right shall become effective again at such time as the Company may again so fail to pay dividends.

(d)	Share Constraints

The statutes which govern the provision of broadcasting and telecommunications services by Shaw and its regulated subsidiaries impose restrictions on the ownership of shares of the Company and its regulated subsidiaries by persons that are not Canadian. In order to ensure that the Company and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, the articles of the Company require its directors to refuse to issue or register the transfer of any Class A Shares to a person that is not a Canadian if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Shaw are required to refuse to issue or register the transfer of any Class A Shares to a person in circumstances where such issue or transfer would affect the ability of the Company and its regulated subsidiaries to obtain, maintain, amend or renew a license to carry on any business. The articles of the Company further provide that if, for whatever reason, the number of Class A Shares held by non-Canadians or other such persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may, to the extent permitted by corporate or communications statutes, sell the Class A Shares held by such non-Canadians or other persons as if it were the owner of such shares. The articles of the Company also give its directors the right to refuse to issue or register the transfer of shares of any class in the capital of the Company if (i) the issue or the transfer requires the prior approval of a regulatory authority unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Shaw with such information as the directors may request for the purposes of administering these share constraints.

2.	Dividends

(a)	Dividend Policy

The Company’s dividend policy for Class A Shares and Class B Non-Voting Shares is reviewed on a quarterly basis by Shaw’s Board of Directors. In general, subject to the rights of any preferred shares outstanding from time-to-time, holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, if, as and when any such dividends are declared and paid. In addition to the standard legislated solvency and liquidity tests that must be met, the Company will not be able to declare and pay dividends if there was an event of default or a pending event of default would result (as a consequence of declaring and paying dividends) under its credit facilities.

In accordance with the terms and conditions of such shares, for each Dividend Period (which runs from September 1 to August 31 of each year) the aggregate of the dividends (other than stock dividends) declared and paid on each Class A Share shall be $0.0025 per share per annum less than the aggregate of the dividends declared and paid on each Class B Non-Voting Share. See the information under the heading “Capital Structure, Dividends and Related Matters –Description of Capital Structure – Class A Shares and Class B Non-Voting Shares – Dividends”.

Dividends on the Series A Shares and the Series B Shares are described under the heading “Capital Structure, Dividends and Related Matters – Description of Capital Structure – Preferred Shares – Series A Shares and Series B Shares”.

12	Shaw Communications Inc. 2019 Annual Information Form

Capital Structure, Dividends and Related Matters

(b)	Dividend Rates and Payment Dates

The tables below sets out dividend amounts and payment dates for the Class A Shares, the Class B Non-Voting Shares, Series A Shares and Series B Shares for the fiscal year ended August 31, 2019 and the aggregate annual cash dividends declared per Class A Share, Class B Non-Voting Share, Series A Share and Series B Share for each of the past three fiscal years.

Payment Dates	Dividends on Class A Shares	Dividends on Class B Non-Voting Shares	Payment Dates	Dividends on Series A Shares	Dividends on Series B Shares

Sept. 27, 2018	$0.098542	$0.09875	Oct. 1, 2018	$0.17444	$0.20625

Oct. 30, 2018	$0.098542	$0.09875

Nov. 29, 2018	$0.098542	$0.09875

Dec. 28, 2018	$0.098542	$0.09875	Dec. 31, 2018	$0.17444	$0.21931

Jan. 30, 2019	$0.098542	$0.09875

Feb. 27, 2019	$0.098542	$0.09875

Mar. 28, 2019	$0.098542	$0.09875	Apr. 1, 2019	$0.17444	$0.23206

Apr. 29, 2019	$0.098542	$0.09875

May 30, 2019	$0.098542	$0.09875

Jun. 27, 2019	$0.098542	$0.09875	Jul. 2, 2019	$0.17444	$0.23013

Jul. 30, 2019	$0.098542	$0.09875

Aug. 29, 2019	$0.098542	$0.09875

Payment Period	Dividends on Class A Shares	Dividends on Class B Non-Voting Shares	Dividends on Series A Shares	Dividends on Series B Shares(1)

Fiscal 2017	$1.182504	$1.185	$0.69776	$0.62750

Fiscal 2018	$1.182504	$1.185	$0.69776	$0.70713

Fiscal 2019	$1.182504	$1.185	$0.69776	$0.88775

3.	Ratings

The following information relating to the Company’s credit and preferred share ratings is provided as it relates to the Company’s financing costs, liquidity and operations. Specifically, credit ratings affect the Company’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in certain business activities on a cost-effective basis may depend on these ratings. A reduction in the current ratings, particularly a downgrade below investment grade ratings or a negative change in the Company’s ratings outlook, could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in these ratings may affect the Company’s ability to, and the associated costs of, entering into and maintaining ordinary course contracts with customers or suppliers on acceptable terms.

The following table sets forth the ratings assigned to the Company’s senior note obligations by DBRS Limited (“DBRS”), Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“S&P”) and Moody’s Investors Services, Inc. (“Moody’s”) as at November 27, 2019.

Security	DBRS(1)	Moody’s(2)	S&P(3)

Senior Notes	BBB (low)(Stable)	Baa2 (Stable)	BBB- (Stable)

Notes:

(1)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is the fourth highest of ten categories and is assigned to debt securities considered to be of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, but the entity may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within certain rating categories indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

2019 Annual Information Form Shaw Communications Inc.	13

Capital Structure, Dividends and Related Matters

(2)

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody’s is the fourth highest of nine categories and denotes obligations judged to be medium grade and subject to moderate credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of ten major categories. According to the S&P rating system, an obligor with debt securities rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

The following table sets forth the ratings assigned to the Series A Shares by DBRS and S&P as at November 27, 2019.

Security	DBRS(1)(3)	S&P(2)(3)

Series A Shares	Pfd-3 (low)	P-3 (Stable)

Notes:

(1)

DBRS ratings for preferred shares range from a high of Pfd-1 to a low of D. A Pfd-3 rating by DBRS is the third highest of six categories granted by DBRS. According to the DBRS rating system, securities rated Pfd-3 are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. “High” or “low” grades are used to indicate the relative standing within a rating category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

(2)

S&P’s ratings for preferred shares range from a high of P-1 to a low of D. A P-3 rating by S&P is the third highest of eight categories granted by S&P. According to the S&P rating system, while securities rated P-3 are regarded as having significant speculative characteristics, they are less vulnerable to non-payment than other speculative issues, however, they face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from P-1 to P-5 may be modified by “high” and “low” grades which indicate relative standing within the major rating categories. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

(3)	As of November 27, 2019, the Series B shares have not been rated.

Each rating agency has several categories of long-term ratings that may be assigned to a particular security. Prospective purchasers of such securities should consult the rating organization with respect to the interpretation and implication of the foregoing ratings and outlooks.

Ratings are intended to provide investors with an independent measure of the quality of the relevant securities. Ratings accorded by a rating agency are not recommendations to purchase, hold or sell the relevant securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. The lowering of any rating may negatively affect the quoted market price, if any, of the relevant securities.

The Company made payments to each of DBRS, Moody’s and S&P in connection with obtaining the above ratings and to each of DBRS and Moody’s related to ratings assigned in connection with its accounts receivable securitization program, but has not made any other payments to DBRS, Moody’s or S&P over the past two years.

As of November 27, 2019, the Series B Shares have not been rated.

14	Shaw Communications Inc. 2019 Annual Information Form

Capital Structure, Dividends and Related Matters

4.	Market for Securities

(a)	Marketplaces

The securities of the Company are listed and posted for trading on the exchanges set forth below.

Security	Exchange	Symbol	CUSIP Number

Class A Shares	TSX Venture Exchange	SJR.A	82028K101

Class B Non-Voting Shares	Toronto Stock Exchange	SJR.B	82028K200

	New York Stock Exchange	SJR	82028K200

Series A Shares	Toronto Stock Exchange	SJR.PR.A	82028K879

Series B Shares	Toronto Stock Exchange	SJR.PR.B	82028K887

(b)	Trading Price and Volume

The following table sets forth, for each month during the fiscal year ending August 31, 2019, the monthly price range and volume traded for the Class A Shares on the TSX Venture Exchange (TSXV) and for the Class B Non-Voting Shares, Series A Shares and Series B Shares on the Toronto Stock Exchange (TSX).

	Class A Shares(1) TSX Venture-SJR.A			Class B Non-Voting Shares(1) TSX-SJR.B			Series A Shares(1) TSX-SJR.PR.A			Series B Shares(1) TSX-SJR.PR.B

	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume

Sep 2018	28.02	26.40	9,209	26.43	24.92	15,303,960	18.90	18.31	50,449	19.71	19.34	12,211

Oct 2018	27.25	25.55	19,112	25.42	24.02	20,729,347	18.70	16.50	176,821	19.77	18.74	31,525

Nov 2018	26.50	24.01	8,640	25.71	23.82	23,256,640	17.90	15.79	149,303	19.13	17.05	19,221

Dec 2018	27.98	24.20	4,733	25.48	24.06	29,971,999	16.30	14.34	183,278	17.50	15.21	22,950

Jan 2019	28.20	23.70	13,245	27.24	24.44	36,446,462	16.37	15.00	164,440	16.91	15.57	19,517

Feb 2019	29.00	27.00	7,200	27.49	26.57	19,891,497	15.80	14.46	608,924	16.50	15.50	10,534

Mar 2019	29.00	27.10	9,057	27.99	26.99	26,060,534	15.55	14.26	386,164	16.28	14.79	22,269

Apr 2019	28.75	27.00	2,878	28.10	26.61	25,624,801	14.87	14.05	245,575	15.40	14.80	12,306

May 2019	28.80	27.04	5,297	27.85	26.72	20,181,594	14.70	13.75	180,583	15.20	14.75	27,999

Jun 2019	28.80	26.22	9,208	27.91	25.51	22,563,357	13.93	12.80	292,743	14.50	13.00	30,093

Jul 2019	27.99	25.89	8,210	27.02	25.42	18,854,826	14.65	13.55	244,783	14.96	13.55	53,554

Aug 2019	27.50	25.25	13,700	26.27	24.87	13,365,254	14.45	12.35	144,884	14.60	12.86	23,350

Note:

(1)	Trading price and volume data is obtained from the TMX group

(c)	Prior Sales

During the year ended August 31, 2019, the Company issued an aggregate of $1 billion of senior notes,

comprised of $500 million principal amount of 3.80% senior notes due 2023 and $500 million principal amount of 4.40% senior notes due 2028.

2019 Annual Information Form Shaw Communications Inc.	15

Directors and Officers

1.	Directors

Set forth below is a list of the directors of the Company as of November 27, 2019, indicating their municipality, province or state and country of residence, their principal occupations during the five preceding years and the year in which they became a director of the Company. Directors are typically elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name and Municipality of Residence(2)	Principal Occupation During the Five Preceding Years	Director Since

Peter J. Bissonnette Calgary, Alberta, Canada	Corporate Director; President of the Company until August 2015	2009

Adrian I. Burns Ottawa, Ontario, Canada	Corporate Director; President and CEO of Western Limited, a Saskatchewan real estate company; Chair of the National Arts Centre; former Member of the Copyright Board of Canada; former Commissioner of the CRTC	2001

Hon. Christina J. Clark Vancouver, British Columbia Canada	Corporate Director; Senior Advisor of Bennett Jones LLP; 35th Premier of British Columbia, Canada	2018

Dr. Richard R. Green Boulder, Colorado U.S.A.	Corporate Director; former President and CEO of Cable Television Laboratories Inc. (CableLabs®), a non-profit research development consortium dedicated to pursuing new cable telecommunications technologies	2010

Gregg Keating Porters Lake, Nova Scotia Canada	Chairman and Chief Executive Officer, Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business interests	2007

Michael W. O’Brien Toronto, Ontario Canada	Corporate Director; former Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated energy company	2003

Paul K. Pew, Toronto, Ontario, Canada	Co-Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto-based alternative asset manager; Corporate Director and Private Investor; former Vice Chairman, Investment Banking, GMP Securities Ltd., an independent investment dealer	2008

Jeffrey C. Royer Toronto, Ontario, Canada	Private Investor	1995

Bradley S. Shaw(1) Calgary, Alberta, Canada	Chief Executive Officer of the Company	1999

JR Shaw(1) Calgary, Alberta, Canada	Founder and Executive Chair of the Company	1966

Mike Sievert Kirkland, Washington U.S.A.	President, Chief Operating Officer and Director of T-Mobile USA Inc., a wireless services provider; former Executive Vice President and Chief Marketing Officer of T-Mobile USA Inc.	2018

JC Sparkman Lakewood, Colorado U.S.A.	Corporate Director; former Executive Vice President and Executive Officer of Telecommunications Inc., one of the largest cable television operators in the United States	1994

Carl E. Vogel Cherry Hills Village, Colorado U.S.A.

Private Investor; Senior Advisor of DISH Network Corporation; Industry Advisor focused on media and communications for Kohlberg Kravis Roberts & Co. L.P.; former Vice Chairman of DISH Network Corporation (formerly EchoStar Communications Corporation, a satellite-delivered digital television services provider in the United States) and EchoStar Corp. (a developer of set-top boxes and other electronic technology); former President and Vice Chairman of EchoStar Communications Corporation; former President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the United States

		2006

Sheila C. Weatherill Edmonton, Alberta Canada	Corporate Director; former President and Chief Executive Officer of the Capital Health Authority, the Edmonton region health administrative authority	2009

Willard H. Yuill Medicine Hat, Alberta, Canada	Chair and Chief Executive Officer of The Monarch Corporation, a private investment company and CSH International, Inc., a United States private equity company.	1999

16	Shaw Communications Inc. 2019 Annual Information Form

Directors and Officers

Note:

(1)	JR Shaw is the father of Bradley S. Shaw.
(2)	Lynda Haverstock did not stand for re-election at the January 17, 2019 Annual General Meeting.

2.	Board Committee Members

The Board of Directors of the Company has established four standing committees: Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation. The membership of each committee as of November 27, 2019, is set forth below.

The Executive Committee consists of JR Shaw (Chair), Adrian Burns, Michael W. O’Brien, Paul Pew, Bradley S. Shaw and JC Sparkman.

The Audit Committee consists of Michael W. O’Brien (Chair), Richard Green, Jeffrey C. Royer, and Carl Vogel.

For further details concerning the Audit Committee, see the information under the heading “Audit Committee”.

The Corporate Governance and Nominating Committee consists of Paul K. Pew (Chair), Christy Clark, Gregory J. Keating, and Sheila C. Weatherill.

The Human Resources and Compensation Committee consists of Willard H. Yuill (Chair), Peter Bissonnette, Adrian I. Burns, and JC Sparkman.

3.	Executive Officers

Set forth below is a list of the executive officers of the Company as of November 27, 2019, indicating their municipality, province or state and country of residence and their respective positions with the Company. Officers are appointed annually and serve at the discretion of the Board of Directors of the Company.

Name and Municipality of Residence	Principal Position with the Company

JR Shaw(1) Calgary, Alberta, Canada	Executive Chair

Bradley Shaw(1) Calgary, Alberta, Canada	Chief Executive Officer

Jay Mehr Calgary, Alberta, Canada	President

Trevor English Calgary, Alberta, Canada	Executive Vice President, Chief Financial & Corporate Development Officer

Zoran Stakic Calgary, Alberta, Canada	Chief Operating Officer & Chief Technology Officer

Peter Johnson Calgary, Alberta, Canada	Executive Vice President, Chief Legal and Regulatory Officer

Katherine Emberly Calgary, Alberta, Canada	President, Business, Brand Marketing & Communications

Paul McAleese Toronto, Ontario, Canada	President, Wireless

Dan Markou Toronto, Ontario, Canada	Executive Vice President, Chief People and Culture Officer

Notes:

(1)	JR Shaw is the father of Bradley Shaw.

All of the above officers have been employed in various capacities by the Company during the past five years except Paul McAleese who was CEO of i-wireless LLC until April 2017.

2019 Annual Information Form Shaw Communications Inc.	17

Directors and Officers

4.	Voting Shares held by Directors and Executive Officers

To the knowledge of the Company, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 17,795,000 Class A Shares, representing, as of November 27, 2019, approximately 80% of the issued and outstanding shares of such class. Of such number, 17,562,400 Class A Shares, representing approximately 79% of the issued and outstanding shares of such class, are held by Shaw Family Living Trust (“SFLT”) and its subsidiaries for the benefit of the descendants of JR and Carol Shaw. The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including as at November 27, 2019, JR Shaw as Chair, Bradley S. Shaw, four other members of JR Shaw’s family, and one independent director. JR Shaw controls the shares held by SFLT and its subsidiaries and 77,000 additional Class A Shares.

5.	Conflicts of Interest

Certain directors and officers of the Company are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. Directors and officers of Shaw and its subsidiaries are required to disclose existing and potential conflicts in accordance with Shaw’s Business Conduct Standards governing directors and officers and in accordance with applicable laws. The Corporate Governance and Nominating Committee closely monitors relationships among directors to ensure that business associations do not affect the Board’s performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally recuses himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

6.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Company’s knowledge, based on information supplied by the directors and executive officers, no director, executive officer or controlling shareholder of the Company: (i) has, within the 10 years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or controlling shareholder, or (ii) is, at the date of this Annual Information Form, or has been within the 10 years preceding the date of this Annual Information Form, a director or executive officer of any company that, while the person was acting in that capacity (or within a year of ceasing to act in that capacity), became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save and except for JR Shaw who was a director of Darian Resources Ltd. (“Darian”) prior to its filing for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) on February 12, 2010. Darian successfully completed its restructuring proceedings under the CCAA on July 2, 2010. Further, to the Company’s knowledge, and based upon information provided to it by the directors and executive officers, no director or executive officer is, at the date of this Annual Information Form, or was within the 10 years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of a company that, during the time the director or executive officer was acting in such capacity or as a result of events that occurred while the director or executive officer was acting in such capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities laws that was in effect for a period of more than 30 consecutive days.

18	Shaw Communications Inc. 2019 Annual Information Form

Audit Committee

1.	Audit Committee Charter

The Audit Committee of the Board of Directors is responsible for overseeing the integrity of the Company’s financial reporting process.

A copy of the charter of the Audit Committee is attached as Schedule A to this Annual Information Form.

2.	Audit Committee Composition, Education and Experience

As of November 27, 2019, the Audit Committee consisted of Michael W. O’Brien (Chair), Richard Green, Jeffrey C. Royer, and Carl Vogel. Each member of the Audit Committee is independent and financially literate, as such terms are defined in National Instrument 52-110 – Audit Committees. In addition, each of Messrs. O’Brien, Royer, and Vogel, qualify as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below.

Michael W. O’Brien (Chair) held a number of senior executive management positions during his 27-year tenure with integrated energy company, Suncor Energy Inc. (TSX and NYSE listed), including various positions with responsibility for planning, business development, refining and marketing, finance, and mining and extraction, retiring as Executive Vice President, Corporate Development and Chief Financial Officer in 2002. Mr. O’Brien served as a member of the Board of Directors of Suncor from 2002 to 2018 and was a member of both its audit and governance committee. Mr. O’Brien holds a Bachelor of Arts from the University of Toronto and an MBA from York University.

Richard Green was President and CEO of Cable Television Laboratories, Inc. from 1988 to 2008 and formerly Senior Vice President at PBS and director of CBS’s Advanced Television Technology Laboratory. Dr. Green is a director and member of the nominating and corporate governance committee of Liberty Global, Inc. (NASDAQ listed), the largest international cable company with operations in 14 countries, a director and member of the audit, compensation and nominating and governance committees of Liberty Broadband Corporation (NASDAQ listed) and is a director of Jones/NCTI, a workforce performance solutions company for individuals and broadband companies. Dr. Green holds a Bachelor of Science from the Colorado College, a Master of Physics from the State University of New York in Albany and a PhD from the University of Washington.

Jeffrey Royer is a private investor. Mr. Royer serves as Chairman of Baylin Technologies Inc. (TSX listed) and (BY) Medimor Ltd. and is a director of RFA Capital Holdings, Inc. and Massuah Hotels in Jerusalem, Israel. Mr. Royer has served as director of over thirty private companies and not-for-profit organizations. Mr. Royer is a General Partner of the Arizona Diamondbacks Baseball Club. He served as Chair (from 1997 to 2003) and was a member (from 1996 to 2003 and since 2009) of Shaw’s Audit Committee. Mr. Royer received his BA in Economics from Lawrence University in Wisconsin.

Carl Vogel is a private investor and an industry advisor focused on media and communications for Kohlberg Kravis Roberts & Co. L.P., an alternative asset management firm. He is also a senior advisor of DISH Network Corporation. From February 2008 until March 2009 Mr. Vogel served as Vice Chairman of DISH Network Corporation and Echostar Corp. Mr. Vogel was the President of EchoStar Communications Corporation from September 2006 and Vice Chairman from June 2005 until February 2008. Prior to that, Mr. Vogel was President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the U.S. He is a director of AMC Networks Inc. (audit committee chair), DISH Network Corporation, Sirius/XM Corporation (compensation committee chair) and Universal Electronics Inc. (audit committee member) (each NASDAQ listed). Mr. Vogel was a member of the Shaw’s Audit Committee from 2007 to 2015 and in 2019. Mr. Vogel holds a Bachelor of Science Degree in Finance and Accounting from St. Norbert College in Wisconsin and was formerly an active Certified Public Accountant.

2019 Annual Information Form Shaw Communications Inc.	19

3.	Audit Fees

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, and Sarbanes-Oxley Act-related services), audit-related (including financings and regulatory reporting requirements), tax and other services in the fiscal years ended August 31, 2019 and 2018 were as follows:

Type of Service	Fiscal 2019	Fiscal 2018

Audit Fees	$3,356,175	$3,374,000

Audit-Related Fees	$ 127,020	$ 94,000

Tax Fees	$ 145,554	$ 72,000

Total	$3,628,749	$3,540,000

Audit-related fees for fiscal 2019 and 2018 relate to assurance services in respect of an environmental and regulatory report, and services performed in conjunction with senior note and securities offerings. The tax fees for fiscal 2019 and 2018 relate to general tax advisory services.

The Audit Committee considered and agreed that the above fees are compatible with maintaining the independence of the Company’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

Legal Proceedings and Regulatory Actions

The Company is involved in litigation matters and regulatory actions arising in the ordinary course and conduct of its business. Although such legal proceedings and regulatory actions cannot be predicted with certainty, other than any legal proceedings disclosed in “Government Regulation and Regulatory Developments” in the Company’s Annual MD&A which is incorporated by reference herein, management of the Company does not expect that the outcome of these matters will have a material adverse effect on the Company. The Company is not a party to any legal proceeding that involves a claim for damages, exclusive of interest and costs, in excess of 10% of the current assets of the Company. As of the date hereof, no penalties or sanctions have been imposed by a court relating to securities legislation or by a securities regulatory authority, no other penalties or sanctions material to the Company have been imposed by a court or regulatory body, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

Other than the Corporation’s secondary offering of 80,630,383 Corus Class B Shares that closed on May 31, 2019, no director or executive officer of the Company or of any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Class A Shares and of any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company. (See “Equity Interest in Corus” in the Company’s 2019 Annual MD&A and “General Developments and Description of The Business – Fiscal 2019 Developments – Corporate” herein).

20	Shaw Communications Inc. 2019 Annual Information Form

Registrar and Transfer Agent

The registrar and transfer agent for the Class A Shares, Class B Non-Voting Shares, Series A Shares and Series B Shares is AST Trust Company (Canada) at its principal offices in Vancouver, British Columbia; Calgary, Alberta; and Toronto, Ontario. The co-registrar and co-transfer agent in the United States for the Class B Non-Voting Shares is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

Interests of Experts

The Company’s auditors are Ernst & Young LLP. The Company’s audited consolidated financial statements for the year ended August 31, 2019 have been filed in accordance with NI 51-102 – Continuous Disclosure Obligations. Ernst & Young LLP has communicated to the Company that, in their opinion, they are independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the applicable rules and regulations adopted by the U.S Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

Additional Information

Additional information concerning the Company is available through the Internet on SEDAR at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans will be contained in the Company’s Proxy Circular for its January 14, 2020 Annual General Meeting. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, and management’s discussion and analysis thereon. Copies of such documents may be obtained in the manner set forth above.

Caution Concerning Forward Looking Statements

Statements included in this Annual Information Form, including from documents incorporated by reference herein, that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this Annual Information Form include, but are not limited to statements related to:

•	future capital expenditures;
•	proposed asset acquisitions and dispositions;
•	expected cost efficiencies;
•	financial guidance and expectations about for future performance;
•	business and technology strategies and measures to implement strategies;
•	the Company’s equity investments, joint ventures and partnership arrangements;
•	expected growth in subscribers and the services to which they subscribe;
•	competitive strengths;
•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;
•	expected number of retail outlets;
•	timing of new product and service launches;
•	expected number of customers using voice over LTE or VoLTE;
•	the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including next generation wireless and wireline technologies such as 5G and IPTV;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•

the total restructuring charges (related primarily to severance and employee related costs as well as additional costs directly associated with the Company’s TBT initiative) expected to be incurred in connection with the TBT initiative;

•	the anticipated annual cost reductions related to the VDP (including reductions in operating and capital expenditures) and the timing of realization thereof;
•	the impact that the employee exits will have on Shaw’s business operations;

2019 Annual Information Form Shaw Communications Inc.	21

•	outcome of the TBT initiative, including the timing thereof and the total savings at completion; and
•	expansion and growth of Shaw’s business and operations and other goals and plans.

All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this Annual Information Form are reasonable and the expectations reflected in the forward looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include, but are not limited to:

•	general economic conditions;
•	future interest rates;
•	previous performance being indicative of future performance;
•	future income tax and exchange rates;
•	technology deployment;
•	future expectations and demands of the Company’s customers;
•	subscriber growth;
•	incremental costs associated with growth in Wireless handset sales;
•	pricing, usage, and churn rates;
•	availability of devices;
•	content and equipment costs;
•	completion of proposed transactions;
•	industry structure, conditions and stability;
•	government regulation (and its impact or potential impact on the Company’s business);
•	access to key suppliers and third-party service providers required to execute on its current and long term strategic initiatives on commercially reasonable terms;
•	retention of key employees;
•	completion of proposed transactions;
•

the TBT initiative being completed in a timely and cost-effective manner yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the productions and services offered to its customers) and (ii) realizing the expected cost reductions;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;
•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;
•	the Company can gain access to sufficient retail distribution channels;
•	the Company can access the spectrum resources required to execute on its current and long-term strategic initiatives; and
•	the integration of acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	changes in general economic, market and business conditions;
•	changing interest rates, income taxes, and exchange rates;
•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;
•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;
•	changes in the value of the Company’s equity investments, joint ventures and partnership arrangements;
•	the Company’s ability to execute its strategic plans and complete its capital and other projects by the completion date;
•	the Company’s ability to grow subscribers;
•	the Company’s ability to close any transactions;
•	the Company’s ability to have the spectrum resources required to execute on its current and long-term strategic initiatives;
•	the Company’s ability to gain sufficient access to retail distribution channels;
•	the Company’s ability to achieve cost efficiencies;
•	the Company ability to retain key employees;
•	the Company’s ability to access to key suppliers and third-party service providers required to executed on its current and long term strategic initiatives on commercially reasonable terms;
•

the Company’s ability to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) TBT resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s

22	Shaw Communications Inc. 2019 Annual Information Form

consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the ability to realize the expected cost reductions;
•	the Company’s ability to complete employee exits pursuant to the VDP with minimal impact on operations;
•	technology, privacy, cyber security and reputational risks;
•	opportunities that may be presented to and pursued by the Company;
•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;
•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;
•	the Company’s status as a holding company with separate operating subsidiaries; and
•	other factors described in the MD&A for the year ended August 31, 2019 under the heading “Known events, Trends, Risks, and Uncertainties”.

The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this Annual Information Form are expressly qualified by this statement.

Material Contracts

Shaw has not entered into any material contracts, other than those contracts entered into in the ordinary course of business, within the last financial year, or before the last financial year and since January 1, 2002 that is still in effect.

2019 Annual Information Form Shaw Communications Inc.	23

Schedule A

Shaw Communications Inc

Audit Committee Charter

This Charter of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved November 2, 2016.

I.	Mandate

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the integrity of the Corporation’s financial reporting process. The primary duties of the Committee involve:

•	oversight of the integrity of the Corporation’s financial statements and related information,
•	oversight of management’s assessing and reporting on the effectiveness of internal controls,
•	oversight of the external and internal auditors and evaluation of the qualification, effectiveness and independence of the external and internal auditors,
•	oversight of the Corporation’s compliance with legal and regulatory requirements relating to public disclosure and financial reporting, and
•	oversight of the Corporation’s processes for identifying, assessing and managing risks and the Corporation’s financing strategy.

The Committee will fulfill this mandate primarily by carrying out the duties and responsibilities set forth in Section IV of this Charter.

II.	Composition

The Committee will be comprised of three or more directors that meet the independence, financial literacy, financial expertise, and other membership requirements under applicable laws, policies and guidelines of securities regulatory authorities and any other applicable policies established by the Board.

The members and the Chair of the Committee shall be appointed by the Board annually. Each such appointment shall continue until reappointment, resignation or removal by the Board.

III.	Meetings

The Committee shall meet at least quarterly and more frequently as circumstances require or as requested by the Board, a member of the Committee, the Corporation’s external auditors or a senior officer of the Corporation.

Each member of the Committee shall be given written notice of each meeting of the Committee as far in advance as practicable and, in any event, not later than 24 hours in advance unless otherwise waived by all members of the Committee. Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and, to the extent practicable, be accompanied by copies of documentation to be considered at the meeting. The Chair of the Committee shall consult with senior management as to the agenda for each meeting of the Committee.

A quorum for the transaction of business at a meeting of the Committee is not less than a majority of the members of the Committee. Members of the Committee may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other.

The internal and external auditors, senior management and other parties may attend meetings of the Committee as required by this Charter and as considered appropriate by the Committee.

Minutes shall be kept of all meetings of the Committee (other than in camera sessions) and shall be signed by the Chair and Secretary of the meeting.

2019 Annual Information Form Shaw Communications Inc.	A-1

Schedule A

IV.	Responsibilities and Duties of the Committee

The Corporation’s management is responsible for preparing the Corporation’s financial statements and the external auditors are responsible for, as applicable, reviewing and auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities. The Corporation’s external auditors and, in respect of such activities, the Corporation’s management are accountable to the Committee.

The Committee shall fulfill its oversight responsibilities primarily by carrying out the activities set forth below. The items enumerated below are not intended to be exhaustive of the duties of the Committee and may be supplemented and revised from time to time as considered appropriate.

Financial Reporting

1.

Review with management and the internal and external auditors the Corporation’s annual and interim financial statements and related management’s discussion and analysis (“MD&A”), annual information forms, earnings news releases and earnings guidance.

2.

Make recommendations to the Board as to approval of the Corporation’s annual and interim financial statements and related MD&A and news releases prior to public disclosure provided that the Committee may approve interim financial statements and related MD&A and news releases for disclosure to the public (provided that such disclosure is subsequently tabled before the Board for ratification, confirmation and approval).

3.	On a periodic basis, review with management and the external auditors:

a)

any material issues as to accounting principles and financial statement presentation, including changes in accounting policies (whether elective or mandated) and the implications of selecting from among available accounting policy alternatives,

b)	any significant financial reporting issues made in connection with the preparation of the financial statements,

c)	the effects of regulatory and accounting developments on the Corporation’s financial reporting,
d)	all comments, reports and other correspondence from regulatory agencies concerning the Corporation’s financial disclosure and related matters along with all responses thereto of the Corporation,

e)	the effects of key estimates and judgments on the Corporation’s financial reporting,

f)	the effects of off-balance sheet arrangements on the Corporation’s financial reporting, and

g)	any material written correspondence and disagreements between management and the external auditors.

4.	Obtain assurance that financial statement certifications and attestations from management of the Corporation will be completed and filed with applicable securities regulatory authorities as required.

Internal Controls and Disclosure Controls

5.	Oversee management’s design and implementation of, and reporting on, the Corporation’s internal controls.

6.	Review with management, the external auditors and internal auditor compliance by the Corporation’s directors and management with the Corporation’s disclosure policy.

7.	Review reports from management, the internal auditors and the external auditors as to the reliability and effective operation of the Corporation’s accounting system and internal controls.

8.

Review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files under applicable law.

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Schedule A

9.

Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters, including a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and consider reports on the investigation and resolution of such complaints.

10.	Review reports of any fraud that involves management or other employees, particularly where such individuals have a significant role in the Corporation’s internal controls.

Internal Audit

11.	Review the appointment, removal, independence, objectivity and performance of the Corporation’s internal auditors.

12.	Review the internal audit plan with the external auditors, the internal auditors and with senior management of the Corporation.

13.	Review all reports issued by the internal auditors relating to internal control weaknesses and management’s response and action.

14.	Regularly review, and amend as considered appropriate, the charter of the internal auditors.

15.	Meet in camera with the internal auditors to discuss any matters that the Committee or the internal auditors believe should be discussed privately.

External Audit

16.

Review the qualifications and performance of the external auditors, who shall report directly to, and be accountable to, the Committee, and approve any proposed discharge or change of the external auditors, or of the lead audit partner and approve decisions as to the terms of engagement (including estimated fees) of the external auditors.

17.

Review in advance (or review subsequent to approval by the Chair of the Committee within approval limits set by the Committee) any engagements (including estimated fees) for non-audit services to be provided by the external auditors’ firm or its affiliates, along with any other significant relationships which the external auditors have with the Corporation, to confirm that such non-audit services and other relationships do not impair the independence or objectivity of the external auditor and compliance with applicable laws.

18.

Review reports by the external auditors as to the audit firm’s relationship with the Corporation, any material issues raised by internal quality-control reviews or peer reviews of the auditing firm, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

19.	Review the audit plan with the external auditors and with senior management of the Corporation.

20.

Review all correspondence of the external auditor relating to internal control weaknesses and management’s written response and action and any mitigating procedures or controls relied upon in respect of any such deficiencies.

21.	Resolve any disputes that arise between the external auditors and management regarding financial reporting.

22.	Meet in camera with the external auditors to discuss any matters that the Committee or the external auditors believe should be discussed privately.

Finance & Risk Management

23.	Review the Corporation’s long term financing strategy, annual financing plan and specific proposed financings not otherwise considered in such plan.

24.	Review management’s processes for identifying, assessing and managing the principal risks to the Corporation and its businesses.

25.	Review the major risk exposures and trends identified by management and its implementation of risk policies and procedures to monitor and manage such exposures.

26.	Review the Corporation’s risk disclosure in its annual and interim materials.

2019 Annual Information Form Shaw Communications Inc.	A-3

Schedule A

Other

27.	The Committee shall report to the Board at least quarterly as to its activities.

28.

Review the appointment of the Chief Financial Officer and any key financial executives of the Corporation involved in the financial reporting process, and set policies for the hiring by the Corporation of employees or former employees of the Corporation’s external auditors.

29.	Review the succession plans for the Chair of the Committee and for Committee’s financial experts.

30.	Provide orientation and training for new members of the Committee and continuing education initiatives for existing members.

31.

Review this charter on an annual basis and suggest to the Corporate Governance and Nominating Committee of the Board such revisions as the Committee may believe to be required by new laws or to be prudent.

32.

The Committee shall have the right for the purposes of performing its duties to full and unrestricted access to the books and records of the Corporation, the external and internal auditors of the Corporation and management of the Corporation.

33.

Engage and set the remuneration of such independent external advisors, including independent legal counsel, at the Corporation’s expense, as the Committee may deem necessary or desirable to carry out its duties.

34.	Conduct all such investigations, or authorize others to conduct such investigations, as may be necessary or desirable with respect to matters within the Committee’s mandate.

35.	Perform such other activities consistent with this Charter, the Corporation’s constating documents and governing law, as the Committee or the Board considers necessary or appropriate.

V.	Responsibilities and Duties of the Chair of the Committee

To fulfill his or her responsibilities and duties, the Chair of the Committee shall:

•	Facilitate the effective operation and management of, and provide leadership to, the Committee.
•	Act as chair of meetings of the Committee.
•	Assist in setting the agenda for each meeting of the Committee and in otherwise bringing forward for consideration matters within the mandate of the Committee.
•	Facilitate the Committee’s interaction with management of the Corporation, the Board and other committees of the Board.
•	Act as a resource and mentor for other members of the Committee.
•	Perform such other duties and responsibilities as may be delegated to the Chair by the Committee from time to time.

A-4	Shaw Communications Inc. 2019 Annual Information Form